TWO ROADS SHARED TRUST

AMENDED OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT

Appendix A

Regents Park Funds, LLC

As of: June 28, 2021

Fund	Operating Expense Limit	Next Renewal Date	Minimum Duration
Anfield Capital Diversified Alternatives ETF	1.50%	August 31, 2021	August 31, 2022
Anfield Universal Fixed Income ETF	1.50%	November 30, 2021	November 30, 2022
Anfield Dynamic Fixed Income ETF	1.50%	November 30, 2021	November 30, 2022
Affinity World Leaders Equity ETF	0.67%	February 28, 2021	February 28, 2022
Anfield U.S. Equity Sector Rotation ETF	1.50%	February 28, 2021	February 28, 2022
APEX Global HealthCare ETF	0.90%	November 30, 2022	November 30, 2022

TWO ROADS SHARED TRUST,

On behalf of the Funds included herein on Appendix A

By:

Name: Jim Colantino

Title: President

REGENTS PARK FUNDS, LLC

By:

Name: David Young

Title: Chief Executive Officer